TERNIUM S.A.
Société anonyme holding

Registered office:
46A, avenue John F. Kennedy
L-1855 Luxembourg

R.C.S. Luxembourg B 98 668

www.ternium.com

March 3, 2009

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A.

Form 20-F for the Fiscal Year Ended December 31, 2007

File No. 001-32734

Dear Mr. O’Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated February 17, 2009, to Mr. Roberto Philipps, the Company’s Chief Financial Officer (the “Comment Letter”).

Prior to addressing each of the Staff’s comments, however, the Company considers it would be useful to summarize its analysis in adopting what it believes to be the appropriate accounting treatment of the Sidor financial asset.

A.	Sidor accounting treatment.

Financial asset treatment. As previously explained in its January 20, 2009 response letter (the “January 20 Letter”), further to several threats of nationalization and various adverse interferences with management of Sidor over the preceding years, in April 2008 the Venezuelan government announced the nationalization of Sidor. Accordingly, after giving due consideration to paragraphs 4 and 21 of IAS 27 and following the guidance set forth in paragraph 30 of IAS 27, Ternium stopped consolidating Sidor as of April 1, 2008, and as of that date recorded its investment in Sidor as a financial asset in accordance with IAS 39.

The Company, in consultation with its independent auditors, believes that financial asset accounting treatment is appropriate under the circumstances. The announcement of the Sidor nationalization gave rise to the recognition of a financial asset (i.e., the Company’s right to receive fair compensation for its investment in Sidor in an amount equal to the fair value of Sidor immediately prior to the nationalization announcement). As discussed more fully in the January 20 Letter, such right is indisputable, as it is firmly supported by applicable Venezuelan domestic law as well as numerous applicable international treaties to which Venezuela is a party, with each such law or treaty expressly providing that the Company is entitled to receive fair or adequate and effective compensation. For purposes of IAS 32, “‘contract’ and ‘contractual’ refer to an agreement between two or more parties that has clear economic consequences that the parties have little, if any, discretion to avoid, usually because the agreement is enforceable by law” (see paragraph 13 of IAS 32). If an agreement qualifies as a contract if enforceable by law, there can be no doubt that a right that is written into the law itself must be treated as a contract for purposes of IAS

32. Based on the foregoing, the Company’s right to receive cash from Venezuela for its investment in Sidor that arises under applicable Venezuelan and international law (including bilateral investment treaties signed by Venezuela) qualifies as “a contractual right to receive cash or other financial asset from another entity” (see paragraphs 11(c)(i) and AG7 of IAS 32).

“Available-for-sale” financial asset treatment. As discussed in the January 20 Letter, the Company classified its interest in Sidor as an “available-for-sale” financial asset because the Company believes that such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets and that the Sidor asset does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39. Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (in accordance with paragraphs 31 and 32 of IAS 27).

Fair value analysis. As stated above, the Company is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, the Company is entitled to submit the dispute concerning the nationalization to arbitration administered by International Center for Settlement of Investment Disputes (“ICSID”) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States (the “ICSID Convention”), and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to the Company would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.

In determining fair value though several valuation techniques, as further explained below, in all cases the Company concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46(c), AG 80 and AG 81 of IAS 39, the Company continues to record the Sidor financial asset at its carrying amount.

The Company tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, the Company employs several different valuation techniques. Specifically, the Company performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of the Sidor financial asset, exceeds the carrying amount of the Sidor asset at December 31, 2008 (USD 1.3 billion). Consequently, and as stated in the January 20 Letter, upon recording the Sidor financial asset as an “available-for-sale” financial asset, the Company concluded that, although impairment indicators were present, there were no grounds for booking an impairment loss.

The Company will take into consideration any material developments (including the outcome of the ongoing negotiations between the Company and Venezuela in connection with the Sidor nationalization) in its future valuations of the recoverability of the carrying amount of the Sidor financial asset.

B.	Responses to the Staff comments.

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”).

1.	We have read your response to prior comment 7. You state the company “has not become aware of any indicators that would suggest that the carrying amount of the “available-for-sale” financial asset recorded at each of June 30, 2008 and September 30, 2008 might not be fully recoverable. Accordingly, no impairment charge is required.” Please clarify the following issues regarding your application of IAS 39.

•

Your letter states that “any difference between the carrying amount and the fair value at each reporting date is recognized directly in equity”. However, Note 12 in the Form 6-K filed November 6, 2008 states that “The initial measurement of the available-for-sale asset – discontinued operations is the carrying amount of the company’s investment in Sidor at March 31, 2008 (IAS 27). A subsequent re-measurement was not performed. Thus, the carrying amount of this available-for-sale asset at September 30, 2008, does not represent its fair value at that date”. Please clarify how you have complied with your stated policy. In estimating fair value, please clarify for us how you complied with paragraphs 48 and 62 of IAS 39 at June 30, 2008 and at September 30, 2008. Given the requirement to use market-based assumptions, please explain to us how you considered the apparent, substantial disparity between your market capitalization and the net carrying value of your assets (total equity) at September 30, 2008 and at December 31, 2008. A conclusion that the fair value of your Sidor investment equaled or exceeded its carrying value would presumably be inconsistent with the company’s quoted stock price unless the fair value of the company’s remaining assets was actually negative. We also note media reports of an $800 million offer by Venezuela for the company’s Sidor stock.

R:	The Company believes that its explanations in “Sidor accounting treatment – Fair value analysis” above are responsive to the Staff’s comment regarding how it complies with its accounting policy.

The Company acknowledges that there was substantial disparity between its market capitalization and the net carrying value of its assets (total equity) at September 30, 2008 and at December 31, 2008. However, this disparity only represents an impairment indicator under paragraph 12 (d) of IAS 36 (thus triggering the need to perform an impairment test), but does not of itself demonstrate an impairment loss. In response to this situation, the Company performed impairment tests over its Sidor financial asset as further described above. In addition, the Company advises the Staff that it performed impairment tests of goodwill and property, plant and equipment, resulting in no impairment losses.

The Company notes that while there were indeed reports referring to an $800 million offer by Venezuela, other media reports have quoted a range of other values in excess of the carrying amount of the Sidor financial asset. While the Company would be happy to supply copies of such other reports to the Staff on a supplemental basis upon request, the Company believes that media reports on the prices that Venezuela may pay as compensation for the nationalization of Sidor are purely speculative, and should not be used as an indicator of fair value.

•

In July 2008 the Venezuelan government assumed operational control of Sidor. Note 12 to the September 30, 2008 financial statements in the November 6, 2008 form 6-K reflects substantial historical operating cash flows generated by Sidor. Paragraph 59(f) of IAS 39 states that objective evidence of impairment includes observable data indicating that there is a measurable decrease in the estimated future cash flows from the asset. Presumably, Venezuela’s expropriation of Sidor will reduce, and possibly eliminate, your access to Sidor’s operating cash flows. Please tell us how you considered this impairment indicator in your analysis. Please specifically address the corresponding impact on the impairment measurement test outlined in paragraph 67 of IAS 39.

•

We note that Sidor’s operations are exclusively controlled and managed by Venezuela. Accordingly, there does not appear to be any market for your Sidor common stock since presumably the stock does not convey substantive voting, dividend or liquidation rights. Given the guidance in paragraphs 59(e) and 61 of IAS 39, please tell us how you considered this impairment indicator in your analysis. Please specifically address the corresponding impact on the impairment measurement test outlined in paragraph 67 of IAS 39.

R:	As discussed before, following the announcement of the Sidor nationalization, the Company no longer accounts for its common stock in Sidor under IAS 27. Instead, the Company records a financial asset, i.e., the Company’s right to receive compensation for its investment in Sidor in an amount equal to the fair value of Sidor immediately prior to the announcement of the nationalization measures. Accordingly, the Company believes that access to Sidor’s operating cash flows should not be taken into consideration for purposes of the impairment analysis, and that the guidance in paragraphs 59(e) and 61 of IAS 39 would not apply to the Sidor financial asset.

2.	The information requested above should also be provided in future filings, including the 2008 Form 20-F and in financial statements that purport to comply with IFRS.

R:	The Company acknowledges the Staff’s comment. In future filings, including Form 20-F for the fiscal year ended December 31, 2008 and future financial statements prepared in accordance with IFRS, the Company will enhance the description of its accounting treatment of the Sidor financial asset to provide the readers more meaningful information. In particular, the Company’s consolidated financial statements for the fiscal year ended December 31, 2008 (submitted under cover of Form 6-K on February 25, 2009), include the following disclosure in note 29:

“Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as a financial asset based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interest in Sidor as an available-for-sale investment since management believes it does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (IAS 27, paragraphs 31 and 32), and any difference between the carrying amount and the fair value of the Sidor financial asset at each reporting date shall be recognized directly in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (IAS 39, paragraph 55(b)).

Ternium is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.

In determining fair value though several valuation techniques, as further explained below, in all cases Ternium concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46 (c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor financial asset at its carrying amount.

Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium’s interest in Sidor, as calculated by the Company, exceeds the carrying amount of the Sidor asset at December 31, 2008 (USD 1.3 billion). Consequently, the Company did not recognize any impairment loss in connection with the Sidor financial asset.

The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.”

Any material developments will be taken into consideration in the future valuation of the recoverability of the carrying amount of the Sidor asset and will be disclosed as appropriate to investors in future filings.

3.	You state in your response that “even if the Venezuelan government were eventually to effect a formal or mandatory transfer of title to the shares to Venezuela pursuant to Decree Law 6058, the “available-for-sale” classification under IAS 39 should be retained because the Company’s right to obtain a fair compensation for its shares qualifies for recognition as a financial asset under paragraph 11(c)(i) of IAS 32”. This guidance is applicable to contractual rights to receive cash or another financial asset from another entity. It is unclear how you could conclude that you have a contractual right for compensation in the absence of formal title to the shares or a legally binding agreement for compensation that is acknowledged by the Venezuelan government. The prospect of any compensation is contingent on future events such as the outcome of legal proceedings and negotiations with the government. Further, there is no assurance regarding the outcome of such proceedings, including whether fair or adequate compensation will be realized. The guidance in paragraphs 31-35 of IAS 37 would appear to apply. In addition, it appears that paragraphs 17-20 of IAS 39 would apply to non-voluntary transfers of financial assets.

R:	As stated in the January 20 Letter and further clarified in our summarized analysis accompanying our response, the Company does not believe that contingent asset accounting would be appropriate for the Sidor financial asset, even if the Venezuelan government were eventually to effect a formal or mandatory transfer of title to the shares to Venezuela (which situation has not occurred as of today). Contingent assets generally arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity (paragraph 32 of IAS 37). In other words, contingent asset treatment applies to rights that are not contractual in nature, that is to say, situations where the recognition of the rights is uncertain. Here, by contrast, the Company’s right to receive fair or adequate compensation for any shares that may be transferred to Venezuela is not uncertain; it clearly arises from applicable Venezuelan and international law, is enforceable against Venezuela, and is not dependent on Venezuela’s willingness to pay fair compensation or the outcome of the negotiations.

Accordingly, the Company respectfully disagrees with the Staff’s remark that “the prospect of any compensation is contingent on future events such as the outcome of legal proceedings and negotiations with the government. Further, there is no assurance regarding the outcome of such proceedings, including whether fair or adequate compensation will be realized.” There is not uncertainty as to the existence of the Company’s right to receive fair or adequate compensation under applicable law, nor is there any uncertainty as to the enforceability of such right against Venezuela. Any uncertainty surrounding this right is limited to amount (as discussed before) and timing; the Company believes, however, that any compensation to be received will be in excess of the carrying amount of the Sidor financial asset.

Finally, the Company believes that paragraphs 17-20 of IAS 39 would not apply to the transfer of formal title to the Sidor shares to Venezuela, as the Sidor financial asset recorded as a result of the nationalization announcement (i.e., the right to receive compensation) would remain unaffected for any such transfer and would not expire nor would it be transferred upon perfection of transfer of title to the shares.

4.	The accountants report on the September 30, 2008 financial statements states that “it is not possible to foresee the outcome of the nationalization process and its impact on the financial statements of Ternium, including the valuation of Ternium’s investment in Sidor”. There is a concern that this language could reasonably be construed by readers as a scope limitation. Given that qualified audit opinions are not permitted in filings with the Commission, such language would not be appropriate in an audit report that is included in the company’s filings.

R:	The Company acknowledges the Staff’s comment and has been advised by its independent auditors that the statement referred to by the Staff was included in their report as an emphasis-of-a-matter paragraph. The independent auditors have also indicated to the Company that such statement was intended solely to draw the readers’ attention to the uncertainty surrounding the amount of the compensation to be received by the Company in consideration of its investment in Sidor, and that it was not intended to represent a scope limitation.

In their report on the Company’s consolidated financial statements for the year ended December 31, 2008, the independent auditors have rephrased the statement in question to address the Staff’s comments and stated, instead, that “We draw attention to Note 29 to the financial statements, which describes the uncertainty related to the amount of the compensation to be received by Ternium in connection with the nationalization process of Sidor CA. Our opinion is not qualified in respect of this matter.”

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 293-6330 and by e-mail at risoleor@sullcrom.com. In his absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Roberto Philipps
Roberto Philipps
Chief Financial Officer

cc:	Hagen Ganem Tracey McKoy Al Pavot
(Securities and Exchange Commission)

Daniel Novegil
(Ternium S.A.)

Cristian J. P. Mitrani
Diego E. Parise
(Mitrani Caballero Ojam Abogados)

Marcelo D. Pfaff
Marco Carducci
(PricewaterhouseCoopers)

Robert S. Risoleo
Christina L. Padden
(Sullivan & Cromwell LLP)